UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

Sun Pacific Holding Corp.

(Name of Issuer)

Common Stock , $0.0001 par value per share

(Title of Class of Securities)

86686Y105

(CUSIP Number)

October 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 86686Y105	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sierra Trading Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5.	SOLE VOTING POWER 3,724,950 shares of Common Stock
NUMBER OF SHARES BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,724,950 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,724,950 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Percent of class:  6.5% (Percentage is based on the Issuer’s 57,608,595 outstanding shares of common stock as reported on the Issuer’s Form 10-Q Transition Report for the transition period from July 1, 2017 to September 30, 2017, file by the Issuer with the SEC on November 20, 2017.

Item 1(a).	Name of Issuer:

Sun Pacific Holding Corp. a Nevada corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

215 Gordon’s Corner Road

Suite 1A Manalapan, NJ 07726

Item 2(a).	Name of Persons Filing:

Sierra Trading Corp.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

520 Brickell Key Drive

Unit 1607

Miami, FL 33131

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

86686Y105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,724,950 shares of Common Stock

(b)

Percent of class:  6.5% (Percentage is based on the Issuer’s 57,608,595 outstanding shares of common stock as reported on the Issuer’s Form 10-Q Transition Report for the transition period from July 1, 2017 to September 30, 2017, file by the Issuer with the SEC on November 20, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,724,950 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,724,950 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2018	/s/ Daisy Rodriguez Arnold
Daisy Rodriguez Arnold

President, Sierra Trading Corp.